UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
ALCHEMA INC.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    November 25, 2015

Physical address of issuer
479 Jessie St., San Francisco, CA 94103

Website of issuer
www.alchema.com

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The intermediary will receive a ten (10) year warrant to purchase a Convertible Promissory Note in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Convertible Promissory Notes issued in the Offering.

Type of security offered
SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: As determined by the Issuer

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
April 24, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 27, 2017

FORM C

Up to $500,000.00

ALCHEMA INC.



SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by ALCHEMA INC., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment SAFEs (Simple Agreements for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities.*" In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC as (the "Intermediary"). The intermediary will receive a ten (10) year warrant to purchase a Convertible Promissory Note in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Convertible Promissory Notes issued in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500	$46,500
Aggregate Maximum Offering Amount	$500,000.00	$35,000	$465,000

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) First Democracy VC will receive a ten (10) year warrant to purchase a Convertible Promissory Note in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Convertible Promissory Notes issued in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 27, 2017.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY

SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.alchema.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this
Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

ALCHEMA INC. (the "Company") is a Delaware Corporation, formed on November 25, 2015.

The Company is located at 479 Jessie St., San Francisco, CA 94103.

The Company's website is www.alchema.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business
Alchema is a smart device and mobile App platform that provides customers with a hassle-free solution for making creative hard ciders, meads, wines, and other alcoholic brews. We utilize quality locally-sourced materials to produce our products from multiple vendors around the world. Our products target people who love to DIY(do-it-yourself), home chef enthusiasts, and those who enjoy urban chic lifestyle goods.

The Business Plan
Alchema is aiming to become an industry leader in providing innovation solutions to homebrewers and micro brewers. Effectively leveraging the strengths of its own highly experienced engineering talent, Alchema believes that it is capable of offering the highest quality products to its customers by helping them create their personal flavors of cider drinks through effortless homebrewing tools and advanced technologies.

The Offering

Minimum amount of Crowd Simple Agreement for Future Equity ("CrowdSAFE") Units of SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Crowd Simple Agreement for Future Equity ("CrowdSAFE") Units of SAFE (Simple Agreement for Future Equity) outstanding after offering (if minimum amount reached)	50,000
Maximum amount of Crowd Simple Agreement for Future Equity ("CrowdSAFE") Units of SAFE (Simple Agreement for Future Equity)	500,000
Total Crowd Simple Agreement for Future	500,000

Equity ("CrowdSAFE") Units of SAFE (Simple Agreement for Future Equity) outstanding after offering (if maximum amount reached)	
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 24, 2017
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 36 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Chingyen Chang who is the Chief Executive Officer, President and Treasurer of the Company. The Company has or intends to enter into employment agreements with Chingyen Chang although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Chingyen Chang or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach,

that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Chingyen Chang in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Chingyen Chang were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The proceeds from the Offering are necessary to the Company's operations.
Without the proceeds of the Offering, the Company will not be able to sustain its operations. The Company does not have adequate alternative sources of capital and therefore, is entirely dependent on this Offering. If the Company has misjudged the amount of capital it needs or needs additional capital in the future, it may not be able to obtain such capital and would not be able to continue operations. This provides the Company with very little financial flexibility to adapt to the market and industry in which it operates. This lack of capital and flexibility could harm the Company and cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Chingyen Chang who is the Chief Executive Officer, President and Treasurer of the Company. The Company has or intends to enter into employment agreements with Chingyen Chang although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Chingyen Chang or any member of the board of directors or executive officer could harm the Company's business and results of operations.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.
Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able

to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

General economic conditions could have an adverse effect on our business and results of operations.
Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect business conditions.

We do not carry property insurance.
We will bear the burden of any losses or damage to the property, which may adversely affect our business and results of operations.

Risks Related to the Securities

The Crowd Simple Agreement for Future Equity ("CrowdSAFE") Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Crowd Simple Agreement for Future Equity ("CrowdSAFE") Units of SAFE (Simple Agreement for Future Equity) may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Simple Agreement for Future Equity ("CrowdSAFE") Units of SAFE (Simple Agreement for Future Equity). Because the Crowd Simple Agreement for Future Equity ("CrowdSAFE") Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Simple Agreement for Future Equity ("CrowdSAFE") Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Simple Agreement for Future Equity ("CrowdSAFE") Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Crowd Simple Agreement for Future Equity ("CrowdSAFE") Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual

report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Alchema is a smart device and mobile App platform that provides customers with a hassle-free solution for making creative hard ciders, meads, wines, and other alcoholic brews. We utilize quality locally-sourced materials to produce our products from multiple vendors around the world. Our products target people who love to DIY(do-it-yourself), home chef enthusiasts, and those who enjoy urban chic lifestyle goods.

Business Plan
After a successful Kickstarter campaign, the next phase of Alchema's growth will focus on business-to-consumer online channels. The Alchema device is currently available for pre-order via the company's website for customers in the U.S., Canada, and Taiwan. Pre-orders are also available via Indiegogo's InDemand platform and BackerKit, a website that allows customers to pre-order post-crowdfunded projects. If demand increases sufficiently enough to drive down the manufacturing costs through scale, the company plans to sell its device to brick-and-mortar specialty stores By early 2018, Alchema plans to produce all-in-one ingredient packets as well as other brewing accessories, such as kegs. Alchema will also be able to collect a variety of data points on users' drinking preferences via its mobile App platform. Using that data to identify the most popular flavors and mixes, Alchema plans to release its own line of hard ciders in 2019. As the platform continues to grow its user base, it will be able to function as a main station for people to share ideas, post tasting parties, and buy equipment and supplies. If the platform reaches that point, Alchema could generate revenue via target advertising and commissions from sales through its app.

History of the Business
The Company was founded by Chingyen Chang, Yingchieh Huang, Yihong Yang, Hanning Tung, Chunjie Chiu in 2015.

The Company's Products and/or Services

Product / Service	Description	Current Market
Cider making device	Alchema is a smart home cider making system that empowers anyone to turn fruit into personalized hard cider right from your kitchen countertop.	21 million Americans drink cider, representing a $500 million cider market. There are some cider kits in the market, but they are too hard to use. Millons of Americans attempt home brewing but many are turned off by the lengthy trial and error process.

The Alchema device is currently available for pre-order, and the company expects to begin shipping in fall 2017. Proceeds of the Offering will be used to develop, manufacture, and market the device.

The Alchema device is available via our online website for pre-order. Additionally, the Company has received interest from several retailers.

Competition
The Company's primary competitors are Traditional homecider kits, and smart brew systems such as Picobrew, Brewbot, MiniBrew, and iGulu.

Alchema's direct competitors are traditional homebrewing starter kits. These kits come with all the equipment needed to brew hard cider and other alcoholic beverages, yet lack the smart technology that makes the process more streamlined and user friendly. There are several "smart" homebrewing products on the market. However, unlike Alchema, some lack an integrated mobile app platform, and most primarily focus on brewing beer, not hard cider.

Brewbot: Brewbot uses sensor technology to track and automate the brewing process. Brewbot includes ingredients for the first brew, a full brewing and cleaning kit, digital scales, and a manual. The Brewbot iOS app monitors the entire process, allowing users to understand what is happening and why. Users can also find recipes designed by Brewbot's master brewer or special, featured recipes from renowned breweries from around the world. The company behind the BrewBot, Cargo, launched a Kickstarter campaign in the UK on September 2013. Through that campaign, 381 backers pledged £114,368.[1] In 2014, the company relocated to Austin, Texas, to participate in the Techstars accelerator program, after which it raised over $1.5 million in a seed round from investors.[2] The Brewbot is still on pre-order through the company's website. As of January 2017, the company was seeking additional seed funding for production of the devices.[3]

iGulu: iGulu, originally Artbrew, is a smart homebrewing device that produces high-quality craft beer. Users load their list of ingredients in the iGulu's MiniKeg with the specified amount of water. To begin brewing, users press start on the machine or via the mobile App. The iGulu will automatically boil the malts, mix in the hops, add in the yeast, and ferment for one to three weeks. Users can choose from iGulu's library of over 50 recipes. Users can also make their own recipe and will be able to charge a fee to other people that use it.[4] The iGulu is available for pre-order for $999.99.[5] iGulu launched a Kickstarter campaign in March 2016, through which 1,221 backers pledged $701,416.[6] Additionally, the company is on Indiegogo's InDemand platform. In total, iGulu has raised over $1 million between the two platforms.[7]

MiniBrew: MiniBrew is a compact all-in-one craft beer brewing machine. It uses ready-to-brew ingredient packs created by a master brewer and renowned craft breweries from around the world. The mobile app (available for iOS 8 or higher devices) monitors the entire brewing process from mashing stage to fermentation, notifies users when their attention is required, and provides a range of recipes. MiniBrew is currently in manufacturing stage and the first machines

---

[1] https://www.kickstarter.com/projects/cargo/brewbot-the-smart-brewing-appliance/updates
[2] http://brewbot.pr.co/86744-brewbot-raises-1-5m-to-democratize-the-world-of-brewing
[3] http://brewbotanswers.blogspot.com/
[4] http://www.igulu.com/faqs/
[5] http://www.igulu.com/igulu/
[6] https://www.kickstarter.com/projects/851236517/artbrew-worlds-best-craft-beer-home-brewery/description
[7] https://www.indiegogo.com/projects/igulu-smart-automated-craft-beer-home-brewery--4#/

are expected to be available mid Spring 2017.[8] The device is available for pre-order via Indiegogo for $899. Through Indiegogo, Minibrew has raised $287,581 from 308 backers.[9] The normal retail price is expected to be $1,199, excluding taxes and shipping.[10]

Picobrew Pico: PicoBrew's newest product, Pico, makes brewing beer at home easy for anyone—even someone who has never brewed before. With Pico, users can recreate craft beer from breweries around the world using quality ingredients that are contained in the pre-packaged, all-in-one PicoPaks. Pico's brew cycle takes a little over two hours to complete, depending on the specific PicoPak recipe. After the brew cycle is finished the beer will need to ferment for an average of five days. Users can create their own recipes by customizing PicoPaks, allowing them to select which hops, grains, and yeast they like and the amounts of each for the recipe.[11] The Pico costs $799 through the company's marketplace[12], while the PicoPaks range between $19 and $30.[13] The device is also available at Williams Sonoma, Sur La Table, and Bloomingdales.

Supply Chain and Customer Base
Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

From our successful Kickstarter campaign, we learned from our backers that they love cider and are looking for a way to make cider at home effortlessly. Most of them like to cook at home and don't have any homebrewing experience. Alchema caught their eyes with the simplicity of its method. They are looking forward to creating their own flavor of cider and with Alchema's support of yeast packets and numerous recipes on the Alchema mobile App platform.

---

[8] https://www.minibrew.io/product/
[9] https://www.indiegogo.com/projects/minibrew-brew-fresh-craft-beer-anytime-anywhere-food#/
[10] https://www.minibrew.io/product/
[11] https://www.picobrew.com/Store/products/pico.cshtml
[12] https://www.picobrew.com/store/cart.cshtml
[13] https://www.picobrew.com/BrewMarketplace/Index.cshtml

Intellectual Property and Research and Development
Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
I561628	Fermentation monitoring device and method for monitoring a fermentation process	To provide a fermentation monitoring device that is configured to automatically monitor a fermentation process occurring in a bottle.	February 4, 2015	December 11, 2016	Taiwan
ZL 2016 2 0109780.8	Fermentation monitoring device and method for monitoring a fermentation process	To provide a fermentation monitoring device that is configured to automatically monitor a fermentation process occurring in a bottle.	February 3, 2016	August 17, 2016	China
NPE-24281-AM	Fermentation monitoring device and method for monitoring a fermentation process	To provide a fermentation monitoring device that is configured to automatically monitor a fermentation process occurring in a bottle.	December 2, 2015	Pending	US

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4963987	class 7,11 and 21	ALCHEMA	September 22, 2015	May 24, 2016	US

Research and development expenditures enable us to develop technologies and obtain patents across all categories in order to meet the needs and improve the lives of our consumers. Total R&D expense was $200,000 in 2016, and is expected to be $300,000 in 2017.

Real Property

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation
None

Other
The Company's principal address is 479 Jessie St., San Francisco, CA 94103

The Company conducts business in California and Taiwan.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Marketing	5%	$2,500	5%	$27,000
Research and Development	48%	$24,000	52%	$260,000
Manufacturing	40%	$20,000	36%	$180,000
Offering Costs	7%	$3,500	7%	$35,000
Total	**100%**	**$50,000**	**100%**	**$500,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company many reallocate funds to research & development or general working capital, if manufacturing costs end up being lower than anticipated.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Chingyen Chang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, President and Treasurer, 11/25/2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, President and Treasurer at Alchema, 11/25/2015 to Present

Education
National Chiao Tung University, Ph.D candidate in electrical engineering.

Name
Yingchieh Huang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, Nov/25/2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Operating Officer at Alchema, Nov/25/2015 to Present

Education
National Chiao Tung University, Bechelor in Nano Technology

Name
Chunjie Chiu

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Software Director, 11/25/2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Software Director at Alchema, 11/25/2015 to Present

Education
National Chiao Tung University, Ph.D candidate in electrical engineering.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Chingyen Chang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, President and Treasurer, 11/25/2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, President and Treasurer at Alchema, 11/25/2015 to Present

Education
National Chiao Tung University, Ph.D candidate in electrical engineering.

Name
Yingchieh Huang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, 11/25/2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Operating Officer at Alchema, 11/25/2015 to Present

Education
National Chiao Tung University, Bachelor in Nano Technology

Name
Yihong Yang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, 11/25/2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Technology Officer at Alchema 11/25/2015 to Present

Education
National Chiao Tung University, Ph.D candidate in electrical engineering.

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Chief Executive Officer
Dissolution of liquidation of the Company	Board of Directors

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in Taiwan and California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	4,538,377
Voting Rights	Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent or by a transmission permitted by law and delivered to the Secretary of the corporation. No stockholder may authorize more than one proxy for his shares. Any copy, facsimile transmission or other reliable reproduction of the writing or transmission created pursuant to this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile transmission or other reproduction shall be a complete reproduction of the entire original writing or transmission.
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Notes/Bonds being offered	N/A

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Liu Shih Wei
Amount outstanding	$20,000.00
Interest rate and payment schedule	2% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	April 12, 2017
Other material terms	(a) Conversion on a Next Equity Financing: Upon the closing of the Next Equity Financing, the Conversion Amount shall automatically be converted in whole into the type of Equity Securities issued in the Next Equity Financing upon the closing of the Next Equity Financing. The number of shares of such Equity Securities to be issued upon such conversion shall be equal to the quotient obtained by dividing the Conversion Amount by 85% of the price per share of the Equity Securities sold to the investors in the Next Equity Financing; provided, however, that the conversion price per share shall not exceed the quotient obtained by dividing fifteen million ($15,000,000) by the total number of shares of Common Stock then outstanding on a fully-diluted basis, assuming exercise in full of all outstanding options and warrants of the Company, but excluding the conversion of any convertible debt (the "Conversion Cap Price"). The conversion of this Note into Equity Securities shall be on the terms and shall occur on the closing date of such Next Equity Financing, and Lender shall execute and deliver to the Company all reasonable and customary transaction documents pertaining to Lender's receipt of such Equity Securities, including, without limitation, the stock purchase agreement, investors' rights agreement, voting agreement and right of first refusal and co-sale agreement as applicable; provided, however, that such transaction

	documents shall be the same documents to be entered into with all other purchasers of securities in connection with the Next Equity Financing and that certain stockholder rights in connection with such Next Equity Financing may be contingent upon minimum stock ownership. Lender further acknowledges that the transaction documents will contain customary representations and warranties and transfer restrictions, including a 180-day lock-up agreement in connection with an initial public offering. (b) Other Conversion Events. If, prior to the Maturity Date, repayment or conversion pursuant to Section (a) above shall not have occurred and the Company consummates a Corporate Transaction or Initial Public Offering, the Company shall, at the election of Lender, either (i) pay Lender an amount equal to the Conversion Amount as of the date of such Corporate Transaction or Initial Public Offering, as applicable or (ii) issue to Lender a number of shares of Common Stock obtained by dividing the Conversion Amount by the Conversion Cap Price as of the date of such Corporate Transaction or Initial Public Offering, as applicable, in each case in full discharge of all indebtedness and other obligations under this Note. Lender shall execute any reasonable and customary documentation requested by the Company pertaining to Lender's receipt of any Common Stock hereunder.

Type of debt	Convertible Notes
Name of creditor	Mei Hua
Amount outstanding	$20,000.00
Interest rate and payment schedule	2% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	April 12, 2017
Other material terms	(a) Conversion on a Next Equity Financing:

	Upon the closing of the Next Equity Financing, the Conversion Amount shall automatically be converted in whole into the type of Equity Securities issued in the Next Equity Financing upon the closing of the Next Equity Financing. The number of shares of such Equity Securities to be issued upon such conversion shall be equal to the quotient obtained by dividing the Conversion Amount by 85% of the price per share of the Equity Securities sold to the investors in the Next Equity Financing; provided, however, that the conversion price per share shall not exceed the quotient obtained by dividing fifteen million ($15,000,000) by the total number of shares of Common Stock then outstanding on a fully-diluted basis, assuming exercise in full of all outstanding options and warrants of the Company, but excluding the conversion of any convertible debt (the "Conversion Cap Price"). The conversion of this Note into Equity Securities shall be on the terms and shall occur on the closing date of such Next Equity Financing, and Lender shall execute and deliver to the Company all reasonable and customary transaction documents pertaining to Lender's receipt of such Equity Securities, including, without limitation, the stock purchase agreement, investors' rights agreement, voting agreement and right of first refusal and co-sale agreement as applicable; provided, however, that such transaction documents shall be the same documents to be entered into with all other purchasers of securities in connection with the Next Equity Financing and that certain stockholder rights in connection with such Next Equity Financing may be contingent upon minimum stock ownership. Lender further acknowledges that the transaction documents will contain customary representations and warranties and transfer restrictions, including a 180-day lock-up agreement in connection with an initial public offering. (b) Other Conversion Events. If, prior to the Maturity Date, repayment or conversion pursuant to Section (a) above shall not have occurred and the Company consummates a Corporate Transaction or Initial Public Offering, the

	Company shall, at the election of Lender, either (i) pay Lender an amount equal to the Conversion Amount as of the date of such Corporate Transaction or Initial Public Offering, as applicable or (ii) issue to Lender a number of shares of Common Stock obtained by dividing the Conversion Amount by the Conversion Cap Price as of the date of such Corporate Transaction or Initial Public Offering, as applicable, in each case in full discharge of all indebtedness and other obligations under this Note. Lender shall execute any reasonable and customary documentation requested by the Company pertaining to Lender's receipt of any Common Stock hereunder.

Type of debt	Convertible Notes
Name of creditor	500 Rookies Co., Ltd.
Amount outstanding	$5,000.00
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	April 6, 2018
Other material terms	Prior to the Maturity Date, in the event of an Equity Financing from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Stock in connection with such a sale), the Note will automatically convert into a number of Preferred Shares at a price per share equal to a 20% discount to the price per share paid for the Preferred Stock in the Equity Financing. In the event of a Corporate Transaction prior to conversion, the Investor shall be paid 2X the original Purchase Price.

Type of debt	Accelerator Contract for Equity ("ACE")
Name of creditor	SOSV III LP

Amount outstanding	$50,000.00
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	If there is an Equity Financing (with proceeds of not less than $300,000) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap of $2,500,000; or (2) a number of shares of ACE Preferred Stock equal to the Purchase Amount divided by the ACE Price (price per share equal to the Valuation Cap divided by the Company Capitalization), if the pre-money valuation is greater than the Valuation Cap of $2,500,000. Prior to an Equity Financing, Liquidity Event, Dissolution, or Termination, the Investor may convert all or any part of the Purchase Amount to Common Stock representing two percent (2%) of the capital stock (calculated on a fully diluted basis including all options, stock options, warrants, convertible securities and other rights to acquire capital stock) of the Company

Valuation
Because the Company is newly formed, has conducted no prior sales of equity securities except to its founders and certain service providers, and the Securities being sold in this Offering are SAFEs that convert into a number of securities contingent on the Company's valuation in a future equity financing, no valuation of the Company is currently available. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by a few people. Those people are Chingyen Chang, Yingchieh Huang, Yihong Yang, Hanning Tung, and Chungjie Chiu.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Following the Offering, since the Purchasers are purchasing SAFEs collectively they will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because the Company's product has not been released and we are still in the pre-revenue phase of development. The Company has already received interests from retailers, which can further help drive future sales beyond the pre-orders that we have received via Kickstarter, Indiegogo, and our website.

The Company intends to achieve profitability in the next 18 months through top-line sales growth. Our revenue stream will start with direct-to-consumer sales from our website and online retailers. Each Alchema device retails for $499 and 3-pack yeast supplies retails for $3.99 each. As Alchema continues to grow, we will expand to include sales of additional accessories, supplies, and other devices.

The Company currently requires $20,000.00 a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the offering are necessary to the operations of the Company. The Offering proceeds are important to our operations. While not dependent on the offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically, to help us launch via both online and offline channels. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company will require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months.

The Company has the following sources of capital in addition to the proceeds from the Offering: We are currently in discussions with other venture capital firms.

Such additional sources of capital are necessary to the operations of the Company.

Additional capital is need to help grow the Company and expand its market presence.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 500,000 of SAFEs (Simple Agreements for Future Equity) (the "Securities") for up to $500,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 24, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated as determined by the Issuer.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any

Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following three fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised

Stock, Warrants and Other Compensation
The Intermediary will receive a ten (10) year warrant to purchase a Convertible Promissory Note in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Convertible Promissory Notes issued in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.000000 per share, of which 4,538,377 common shares will be issued and outstanding, and (ii) 0 shares of preferred stock, par value $0.000000 per share, of which 0 preferred shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required

vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $3,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 20.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $3,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	N/A
Appointment of the Officers of the Company	N/A

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

The Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

The granted patents listed in this Form C were filed in Taiwan and China. The patents are owned by Chingyen Chang, CEO and Founder of Alchema and Enheart Inc., a Chinese company which is 90% owned by Chingyen Chang. Instead of diverting funds now to transfer ownership (to pay for the filing and paperwork), Chingyen Chang plans to transfer the patents to Alchema Inc. by 2018. Additionally, Enheart Inc. will become a wholly-owned subsidiary of Alchema Inc. by 2018.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Chingyen Chang
(Signature)

Chingyen Chang
(Issuer)

CEO, President and Treasurer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Chingyen Chang
(Signature)

Chingyen Chang
(Name)

CEO, President and Treasurer
(Title)

February 27, 2017
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Investment Summary
Exhibit C   Investment Documents
Exhibit D   Video Transcript
Exhibit E   Company Pitch Deck

EXHIBIT A
Financial Statements



Alchema, Inc.

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2015

Bauer & Company, LLC
www.bauerandcompany.com



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of
    Alchema Inc.:

We have reviewed the accompanying financial statements of Alchema, Inc., which comprise the balance sheet as of December 31, 2015 and the related statements of operations, changes in stockholders' equity and cash flows for the period from November 25, 2015 ("Inception") through December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
February 9, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

ALCHEMA, INC.
Balance Sheet
December 31, 2015
(Unaudited)

Assets	
Cash and cash equivalents	$ -
Total assets	$ -
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$ -
Total liabilities	-
Stockholders' equity	
Common stock, $0.0001 par value; 10,000,000 shares authorized, 0 shares issued and outstanding	-
Additional paid-in capital	-
Retained earnings	-
Total stockholders' equity	-
Total liabilities and stockholders' equity	$ -

See accompanying notes to the financial statements and independent accountants' review report.

ALCHEMA, INC.
Statement of Operations
For the period from Inception (November 25, 2015) through December 31, 2015
(Unaudited)

Revenues	$	-
Operating expenses		
General and administrative		-
Total operating expenses		-
Income (loss) before income taxes		-
Income tax expense		-
Net income (loss)	$	-

See accompanying notes to the financial statements and independent accountants' review report.

ALCHEMA, INC.
Statement of Changes in Stockholders' Equity
For the period from Inception (November 25, 2015) through December 31, 2015

	Common stock		Additional paid-in capital	Retained earnings	Total stockholders' equity
	Shares	Amount			
Balances at November 25, 2015 (unaudited)	-	$ -	$ -	$ -	$ -
Common stock issued	-	-	-	-	-
Net income (loss)	-	-	-	-	-
Balances at December 31, 2015 (unaudited)	-	$ -	$ -	$ -	$ -

See accompanying notes to the financial statements and independent accountants' review report.

4

ALCHEMA, INC.
Statement of Cash Flows
For the period from Inception (November 25, 2015) through December 31, 2015
(Unaudited)

Cash flows from operating activities:		
Net income (loss)	$	-
Net cash provided by (used in) operating activities		-
Net increase (decrease) in cash		-
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	-
Supplemental disclosure of cash flow information		
Income taxes paid	$	-
Interest paid	$	-

See accompanying notes to the financial statements and independent accountants' review report.

Note 1 - Nature of Business

Alchema, Inc. ("the Company") was incorporated under the laws of the state of Delaware on November 25, 2015.

The Company has designed a home cider brew system for sale in the United States, Canada and Taiwan.

Note 2 – Liquidity and Capital Resources

The Company has not had any operations since its inception on November 25, 2015 through December 31, 2015. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

To fund operations, the Company would have to raise funds through issuance of equity. The Company's ability to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the Company's product. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company's cost structure. In the event the Company does not successfully implement its ultimate business plan or raise additional capital, certain assets may not be recoverable.

Note 3 - Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue recognition
Sales are recognized when the product is shipped, risk of loss and title passes to the customer and the Company has no further obligation to provide services related to the product.

Note 3 - Significant Accounting Policies *(continued)*

Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. This method also requires the recognition of future tax benefits, such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

The Company is subject to tax examinations relating to US federal tax returns from inception through the period ended December 31, 2015.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is to be deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Management review
Management of the Company has evaluated subsequent events through February 9, 2017, the date the financial statements were available to be issued.

Recent accounting pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 – Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 5 – Common Stock Options

In November 2015, the Company's board of directors approved the 2015 Long-Term Incentive Plan (the "Plan") and reserved 1,250,000 shares of the Company's common stock for issuance in connection with the Plan.

As of December 31, 2015, there were 1,250,000 shares available for grant under the Plan.

Under the Incentive Plans, each option granted has a maximum term of ten years from the date of grant and an exercise price and vesting schedule as determined by the Company's board of directors at the date of grant.

Note 6 – Subsequent Events

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001 per share. On April 28, 2016, the Company issued 4,538,377 shares of common stock to ten founding members in exchange for $330,000 in seed capital.

During April and November 2016, the Company entered into several convertible notes payable, each with fixed terms. The following table presents the components of the long-term notes payable:

Type	Interest Rate	Maturity	Amount
Convertible Promissory Note	0.0% per annum	04/18/2018	$ 5,000
Convertible Promissory Note	2.0% per annum	05/05/2018	20,000
Convertible Promissory Note	2.0% per annum	05/16/2018	20,000
Convertible Promissory Note	0.0% per annum	10/22/2017	50,000

All of the notes payable are convertible into preferred stock of the Company at the earlier of the next equity financing round from which the Company receives not less than $1 million or, the maturity date of the notes payable. The principal balance will convert into preferred units of the Company at the number of conversion shares equal to the quotient obtained by dividing the purchase price by the conversion price, discounted by 20%. The conversion price shall be the price per share of the preferred stock set in the next equity financing or the quotient resulting from dividing the valuation cap of the Company by the fully diluted capitalization immediately prior to the closing of the next equity financing.

Note 6 – Subsequent Events *(continued)*

In 2016, the Company issued a $3,000 short term loan to a shareholder of the Company. The loan does not carry interest and is expected to be repaid in 2017.

On February 1, 2017, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $500,000 of promissory notes to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.

EXHIBIT B
Investment Summary



Company: Alchema

Market: Home Brewing

Product: A smart device that turns fruit into hard cider

Company Highlights:

- Users can easily turn their favorite fruit into craft cider or mead in approximately two weeks
- Patent-pending technology and proprietary algorithms take the guesswork out of the fermentation process
- Air-tight device self-sanitizes using a built-in, medical-grade UVC-LED light to prevent contamination
- Other "smart" homebrewers lack an integrated mobile app platform, and most primarily focus on brewing beer, not hard cider
- The Alchema device can hold 0.6 gallons (2.4 liters), or about three bottles of wine, when using fresh juice
- Alchema raised $344,231 from 899 backers on Kickstarter in 2016[i]

PERKS

Individuals in the United States, Canada, and Taiwan who invest more than $2,000 will receive one Alchema smart homebrewer at no additional cost. The package will also include a three-pack of yeast: one packet for sparkling cider, one for fruitier concoctions, and one for recipes with higher alcohol content. Due to shipping logistics and different electrical and safety standards, Alchema is unable to deliver to other countries. However, individuals from other countries who wish to ship to the device to the U.S., Canada, or Taiwan may do so. Alchema expects to begin shipping devices in Q3 2017.

COMPANY SUMMARY

Product

Alchema is a smart device and mobile App platform that provides customers with a hassle-free solution for making creative hard ciders, meads, wines, and other alcoholic brews. Its patent-pending technology solves the typical problems faced by homebrewers and takes the guesswork out of the fermentation process.




Now Making
Pomegranate cider
ALCHEMA
80%
2 DAYS LEFT

The Alchema device has an air-tight seal and self-sanitizes to prevent contamination. The device has a built-in, medical-grade UVC-LED light that generates ultraviolet light at the specific wavelength range that kills bacteria. The device has valves to release gas as needed during the fermentation process, and its built-in sensors monitor all the important parameters of the brewing process. The weight sensor measures the ingredients and users are notified via the mobile App when the target levels are hit. The mobile App will be available for iOS (8.0 or later) and Android (5.0 or later) smart devices. The App notifies users when the alcohol content and sweetness has reached the desired status, if the Wi-Fi connection to the device is disconnected, or if temperature/pressure levels are abnormal. A proprietary algorithm developed by the Alchema team calculates the best time to end fermentation.


The Technology
UV-C LED
sanitizing light
Brew Monitor
Wireless connection
Gas release valve
Weight sensor

From the App, users will also be able to choose from hundreds of recipes or create their own by setting a desired sweetness and alcohol content. Custom recipes can then be shared with other users through the App's social media-sharing feature.





The Alchema device can hold 0.6 gallons (2.4 liters), or about three bottles of wine, when using fresh juice; with fresh fruit, users can get about 0.52 gallons (2 liters). A batch of cider typically takes one to two weeks to ferment, depending on the fruit and recipe. Mead can be made in less than a week, while wine takes at least 16 weeks to age properly. The Alchema device can also ferment wort (the liquid extracted from the mashing process) for beer. The App's initial release will not feature beer or wine recipes.

Opportunity

A key factor for successful homebrewing is fermentation, which is the natural process where yeast transforms sugar into alcohol. Unfortunately, there are three primary reasons why fermentation is difficult for beginners:

- **Sanitization:** If the container is not fully sanitized and sealed, it will get contaminated and the brew will taste bad. Even for veteran brewers, sanitization is a big problem, and it is a challenge to remain contaminate-free on a consistent basis.
- **Experience:** Amateur homebrewers often lack the experience to be able tell when to end the fermentation process, which can result in a brew that doesn't reach its intended flavor profile, and may even taste bad
- **Air Pressure Control:** Yeast produces gas during fermentation. If the air pressure is not well controlled, the brew may spill and make a mess.

Traditional at-home fermentation tools do not tell the brewer when the fermentation is finished. The user must either rely on his or her experience or retrieve a sample to measure the alcoholic content using a hydrometer, which risks contaminating the brew. Alchema's built-in sensors and algorithm will remove the guesswork and eliminate the risk of contamination. With Alchema, people can enjoy the fun and creativity of homebrewing without having to worry about creating bad-tasting drinks or having to clean up a mess. Within two weeks, users can easily turn their favorite fruit into a craft cider or mead.

There are 18 million U.S households that drink cider[ii], yet very few homebrewing devices cater to the $500 million cider retail market.[iii] Alchema aims to disrupt the industry, by not only making a smart homebrewing cider system, but by also collecting data through its mobile App platform that will allow the company to build a custom database of individuals' taste preferences. This data could then be used to build unique products, such as all-in-one flavor packets, that the company can then sell through its platform.

Use of Proceeds and Product Roadmap

Proceeds from the convertible note will be used towards final pilot testing for the Alchema device, shipping and manufacturing costs, and advertising.

The Alchema device is currently available for pre-order, and the company expects to begin shipping in fall 2017. The company plans to roll out additional accessories (e.g. all-in-one ingredient packets) in early 2018. Other future devices the company is considering include a kombucha maker and a homebrew system for vinegar and enzyme-brewed beverages.

Business Model

Alchema was incorporated in November 2015. It began marketing its product in July 2016 on Kickstarter, where it launched a pre-order campaign. Through the campaign, it raised $344,231 from 899 backers.[iv] The next phase of its go-to-market strategy will focus on business-to-consumer online channels (e.g. Touch of Modern and Amazon). The Alchema device is currently available for pre-order via the company's website for customers in the U.S., Canada, and Taiwan. Pre-orders are also available via Indiegogo's InDemand platform and BackerKit, a website that allows customers to pre-order post-crowdfunded projects. If demand increases sufficiently enough to drive down the manufacturing costs through scale, the company plans to sell its device to brick-and-mortar specialty stores (e.g. Williams Sonoma and Brookstone®) and big-box retailers (e.g. Best Buy® and Bed Bath & Beyond®).

Alchema's business model is divided into three segments: 1) Device and ingredients, 2) Accessories, 3) Company-branded beverages.

- **Device and ingredients**: The Alchema device retails for $499 but is currently available for pre-order at $429. The mobile App is free. An extra pitcher will retail for $70, and yeast packets will cost $4 for a set of three.
- **Accessories**: By early 2018, Alchema plans to produce all-in-one ingredient packets as well as other brewing accessories, such as kegs.
- **Company-branded beverages**: Alchema will be able to collect a variety of data points on users' drinking preferences via its mobile App. Using that data to identify the most popular flavors and mixes, Alchema plans to release its own line of hard ciders in 2019.

USER TRACTION

Alchema launched a Kickstarter campaign on July 26, 2016. Through the campaign, it raised $344,231 from 899 backers.[v] 738 devices were pre-ordered through Kickstarter. In September 2016, at the conclusion of the Kickstarter campaign, the company made its device available for pre-order via Indiegogo's InDemand platform. Per Alchema, as of January 22, 2017, 34 devices have been pre-ordered through InDemand and an additional 28 pre-orders have been received through BackerKit.

HISTORICAL FINANCIALS

In 2016, Alchema's operating expenses totaled $169,543. Over half of that operating budget ($86,344) was spent on advertising. The other top expenses were programming ($50,000), and marketing ($10,470).



Note: 2016 financials are unaudited and have not been subject to Financial Review.

The average monthly burn rate in 2016 was around $20,000. The company expects total expenses to increase in 2017 as they complete pilot testing and begin the manufacturing process for the devices. As of December 31, 2016, Alchema had $371,723 in cash assets on its balance sheet.

In the U.S., there are an estimated 1.2 million homebrewers that collectively brew more than 2 million barrels per year.[vi] The number of brick-and-mortar shops that supply the homebrew industry in the U.S. peaked at 820 in early 2016. Over the past few years, revenue growth has slowed in the homebrewing supply industry, and revenues declined in 2015. However, 41% of regular craft beer drinkers, primarily millennials, who don't already homebrew have expressed strong interest in picking it up.[vii] Additionally, one of the world's largest beer producers has entered the homebrewing industry. In October 2016, Anheuser-Busch InBev announced it was buying one of the largest homebrewing suppliers, Northern Brewer, for an undisclosed sum.[viii]

Compared to beer, hard cider is a relatively untapped market for homebrewers. Yet the cider industry has grown rapidly over the past five years. Since 2012, the number of U.S. households with cider drinkers rose to 18 million from 6 million. Cider is also popular overseas—in the UK, cider accounts for 22% of the beer market, versus just 1% in the U.S.[ix] In 2015, U.S. cider sales increased 10.8% to $523.6 million. Revenue growth has cooled down from prior years, with revenue growing 89% and 71% in 2013 and 2014, respectively.[x] However, craft ciders and regionally-brewed ciders are not well represented in those figures, which rely primarily on supermarket and drugstore sales.[xi] Craft cider insiders say sales remain strong despite the decline in sales from major brands.[xii] By 2020, the global cider market is projected to reach $12.9 billion. While Europe is expected to remain the largest cider market, the U.S. is forecast to experience the highest growth, with an estimated 13.9% compound annual growth rate.[xiii]

COMPETITORS

Alchema's direct competitors are traditional homebrewing starter kits. These kits come with all the equipment needed to brew hard cider and other alcoholic beverages, yet lack the smart technology that makes the process more streamlined and user friendly.


Traditional Fermentation Kit
Siphon
Airlock
Stirring paddle
Fermentation bucket
Hose
Bottle capper
Carboy
Sanitizer
Carboy brush
Thermometer
Bottle brush
Stick-on thermometer
Bottling wand
Hydrometer

There are several "smart" homebrewing products on the market. However, unlike Alchema, some lack an integrated mobile app platform, and most primarily focus on brewing beer, not hard cider. Some of the notable products are:

Brewbot: Brewbot uses sensor technology to track and automate the brewing process. Brewbot includes ingredients for the first brew, a full brewing and cleaning kit, digital scales, and a manual. The Brewbot iOS app monitors the entire process, allowing users to understand what is happening and why. Users can also find recipes designed by Brewbot's master brewer or special, featured recipes from renowned breweries from around the world. The company behind the BrewBot, Cargo, launched a Kickstarter campaign in the UK on September 2013. Through that campaign, 381 backers pledged £114,368.[xiv] In 2014, the company relocated to Austin, Texas, to participate in the Techstars accelerator program, after which it raised over $1.5 million in a seed round from investors.[xv] The Brewbot is still on pre-order through the company's website. As of January 2017, the company was seeking additional seed funding for production of the devices.[xvi]

iGulu: iGulu, originally Artbrew, is a smart homebrewing device that produces high-quality craft beer. Users load their list of ingredients in the iGulu's MiniKeg with the specified amount of water. To begin brewing, users press start on the machine or via the mobile App. The iGulu will automatically boil the malts, mix in the hops, add in the yeast, and ferment for one to three weeks. Users can choose from iGulu's library of over 50 recipes. Users can also make their own recipe and will be able to charge a fee to other people that use it.[xvii] The iGulu is available for pre-order for $999.99.[xviii] iGulu launched a Kickstarter campaign in March 2016, through which 1,221 backers pledged $701,416.[xix] Additionally, the company is on Indiegogo's InDemand platform. In total, iGulu has raised over $1 million between the two platforms.[xx]

MiniBrew: MiniBrew is a compact all-in-one craft beer brewing machine. It uses ready-to-brew ingredient packs created by a master brewer and renowned craft breweries from around the world. The mobile app (available for iOS 8 or higher devices) monitors the entire brewing process from mashing stage to fermentation, notifies users when their attention is required, and provides a range of recipes. MiniBrew is currently in manufacturing stage and the first machines are expected to be available mid Spring 2017.[xxi] The device is available for pre-order via Indiegogo for $899. Through Indiegogo, Minibrew has raised $287,581 from 308 backers.[xxii] The normal retail price is expected to be $1,199, excluding taxes and shipping.[xxiii]

Picobrew Pico: PicoBrew's newest product, Pico, makes brewing beer at home easy for anyone—even someone who has never brewed before. With Pico, users can recreate craft beer from breweries around the world using quality ingredients that are contained in the pre-packaged, all-in-one PicoPaks. Pico's brew cycle takes a little over two hours to complete, depending on the specific PicoPak recipe. After the brew cycle is finished the beer will need to ferment for an average of five days. Users can create their own recipes by customizing PicoPaks, allowing them to select which hops, grains, and yeast they like and the amounts of each for the recipe.[xxiv] The Pico costs $799 through the company's marketplace[xxv], while the PicoPaks range between $19 and $30.[xxvi] The device is also available at Williams Sonoma, Sur La Table, and Bloomingdales.

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Oscar Chang, CEO: Oscar's background is in Electrical Engineering, and he earned his PhD at the National Chiao Tung University (NCTU). He co-founded Alchema because of his passion for solving technical problems and bringing a little more joy to people's lives. When he's not running Alchema or making cider, he enjoys weight training and jogging.



Angel Huang, COO: Angel is currently a graduate student at Taipei National University of the Arts (TNUA), majoring in filmmaking. She joined Alchema will to help promote the brand and build stronger bonds between people. Angel earned her Bachelor's degree in Nanotechnology at the National Chiao Tung University (NCTU). In her free time, she enjoys Latin dancing, watching movies, and traveling.



Young Yang, CTO: Young is a PhD candidate in Electrical Engineering at National Chiao Tung University (NCTU). He has a passion for using technology to improve everyday life. He joined the Alchema team because he believes its ease-of-use will make it a truly special product. Young is excited to transform Alchema from idea and prototype into a product for people's homes. When he's not at work, he likes to play guitar and study the news on other tech products.



Hanning Tung, Brewing Director: Hanning earned a Master of Science in Microbrewing from the University of Sheffield—beer and cider making processes was his major. He joined Alchema to help people discover the beauty of the drinking culture. For Hanning, Alchema is more than enjoying alcoholic beverages; sharing homebrewed cider is a reflection of a good life. He has designed different recipes with diverse fruits to make craft cider using the Alchema brewing system. When he's not researching, Hanning enjoys cooking, reading, movies, and traveling.



Jack Chiu, Software Director: Jack is a PhD candidate at the Institute of Communications Engineering at National Chiao Tung University (NCTU). He loves to develop beautiful and useful apps that people want to use. He joined the Alchema team to develop an App that can revolutionize the world of hard cider making. When he's not coding, Jack enjoys listening to music, watching movies, and spending time with friends and family.

Security Type: Crowd SAFE (Simple Agreement for Future Equity)
Round Size: **Min**: $50,000 **Max**: $500,000
Interest Rate: N/A
Length of Term: N/A
Valuation Cap: $3,000,000
Discount: 20%
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd SAFE into shares of a series of non-voting preferred stock, at a discount of 20% of the price per share of the new preferred stock sold in the equity financing, or at a valuation cap of $3,000,000, whichever results in a lower conversion price. Please refer to the Crowd SAFE Form for a complete description of the terms of the Crowd SAFE, including the conversion provisions.


PRESS


Refinery29: This Magical Device Turns Any Fruit into Booze with The Press of a Button
Mashable: Device will turn your fruit into cider that will get you drunk
Engadget: Alchema can make homebrew cider your next DIY habit
TechCrunch: Alchema makes your hipster small-batch cider brewing dreams come true
Food and Wine: This May Be the Easiest Way to Make Hard Cider at Home

i https://www.kickstarter.com/projects/alchema/alchema-turn-fruit-into-personalized-craft-cider/updates
ii http://www.businessinsider.com/heinekens-strongbow-cider-not-a-trend-2016-4
iii http://ciderjournal.com/cider-sales-growth-decline-2015/
iv https://www.kickstarter.com/projects/alchema/alchema-turn-fruit-into-personalized-craft-cider/updates
v https://www.kickstarter.com/projects/alchema/alchema-turn-fruit-into-personalized-craft-cider/updates
vi https://www.homebrewersassociation.org/membership/homebrewing-stats/
vii http://www.forbes.com/sites/taranurin/2016/09/23/its-official-homebrewing-is-on-the-decline-and-heres-why-you-may-be-to-blame/print/
viii https://www.bloomberg.com/news/articles/2016-10-19/big-beer-wants-in-on-homebrew-anheuser-busch-inbev-buys-top-diy-brewing-supplier
ix http://www.businessinsider.com/heinekens-strongbow-cider-not-a-trend-2016-4
x http://ciderjournal.com/cider-sales-growth-decline-2015/
xi Ibid.
xii http://marketwatchmag.com/cider-june-2016/
xiii http://www.strategyr.com/pressMCP-6221.asp
xiv https://www.kickstarter.com/projects/cargo/brewbot-the-smart-brewing-appliance/updates
xv http://brewbot.pr.co/86744-brewbot-raises-1-5m-to-democratize-the-world-of-brewing
xvi http://brewbotanswers.blogspot.com/
xvii http://www.igulu.com/faqs/
xviii http://www.igulu.com/igulu/
xix https://www.kickstarter.com/projects/851236517/artbrew-worlds-best-craft-beer-home-brewery/description
xx https://www.indiegogo.com/projects/igulu-smart-automated-craft-beer-home-brewery--4#/
xxi https://www.minibrew.io/product/
xxii https://www.indiegogo.com/projects/minibrew-brew-fresh-craft-beer-anytime-anywhere-food#/
xxiii https://www.minibrew.io/product/
xxiv https://www.picobrew.com/Store/products/pico.cshtml
xxv https://www.picobrew.com/store/cart.cshtml
xxvi https://www.picobrew.com/BrewMarketplace/Index.cshtml

EXHIBIT C
Investment Documents

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

<center>

ALCHEMA INC.

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

</center>

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Alchema Corporation, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Discount Rate**" is 80%.

The "**Valuation Cap**" is $3,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

    (a)   **Equity Financing**.

        (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

        (ii)   If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

    (b)   **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of the holders of Preferred Stock; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the price per share of Preferred Stock sold in an Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)	The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)	The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)	The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of First Democracy VC LLC and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions.*

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE

SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of Washington, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Seattle, Washington. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ALCHEMA INC.

By: _____

      Name: Chingyen, Chang

      Title: Chief Executive Officer

Address: 479 Jessie St.

San Francisco, CA 94103

Email: oscar@alchema.com

INVESTOR:

By: _____

      Name:_____

Address:_____

_____

Email:_____

EXHIBIT D

Video Transcript

Main Actor: Hey guys, try some cider.

Houseguest 1: Yes, thank you thank you

Houseguest 2: Yes, thank you so much.

Main Actor: Thank you

Houseguest 1: Thank you

Main Actor: Hey, how's it going?

Houseguest 3: Good. Wow this is great cider.

Main Actor: Yea

Houseguest 3: Is there raspberry in it?

Main Actor: And strawberry.

Houseguest Guest 3: Awesome, where'd you get strawberry raspberry cider?

Main Actor: I made it.

Houseguest 3: No way

Main Actor: Yes

Houseguest 3: How'd you make it?

Main Actor: It's easy.

Voiceover: Alchema, turn your fruits into alcohol at home in three easy steps. First, choose your recipe and press start. Alchema will sanitize the pitcher to prevent contamination. Second, add the ingredients from your chosen recipe. The app will show how much you've added. Or create your own recipe. Add the yeast, which creates a fermentation, transforming sugar into alcohol. Then press the finish button and let Alchema take care of the rest. Check the brewing status anytime on your phone. Or just wait for it to tell it's finished. This cider will be ready in one to two weeks. Mix and match flavors to create truly unique craft cider.

Main Actor: Who wants some apple cider?

Houseguest 2: Oh you know I do

Houseguest 3: Oh yea

Houseguest 1: Yes absolutely

Main Actor: Okay.

Voiceover: For a special occasion or a little treat. Alchema.

EXHIBIT E
Company Pitch Deck


ALCHEMA
Turn Fruit Into Booze
ALCHEMA

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.



While homebrewing thrives, the technology lags behind.

The Homebrew Process & Challenge



Beer · mashing → cooling → **fermenting** → **monitoring** → kegging → bottling

Cider · **fermenting** → **monitoring** → bottling

Wine · pressing → **fermenting** → **monitoring** → aging → bottling

Where beginners usually fail

The Problems Beginners Face

It's hard to prevent your batch from contamination and to know when to finish the fermentation.







Not easy-to-use equipment   **Contamination**   **Funny taste**

The ALCHEMA Solution

Make it easy.



1 choose a recipe



2 auto sanitization



3 add ingredients



4 add yeast



5 wait for notification



The ALCHEMA Mission

To make homebrewing available to anyone.



Device

Sanitizes the pitcher
& monitors fermenting parameters



ALCHEMA

App

Provides recipes & notifications



Now Making
100%
No.1
POMEGRANATE CIDER
New Capsule

Platform

Share your recipes/data





Jenny
I just finished my first batch of cider!
Who wants to give it a try?
Simple hard cider
Jenny
12 DAYS
64°F
11.2%
Alcohol content



The fermenter & data collector



The Technology



UV-C LED sanitizing light



Brew Monitor





Wireless connection



Gas release valve



Weight sensor

The App Experience

Recipes


T-Mobile 22:39 9%
STRAWBERRY ROSÉ
Add Fruit
Fruit Strawberry
Type Freeze
Weight 12 oz
Add freeze strawberry
into Alchema pitcher.
12 oz
has been added
Next

Track


T-Mobile 22:41 9%
Now Making
0 %
Strawberry Rosé
Progress
Chart
Notification
DAY
12 days Time Left
72 °F Temperature
1 atm Air Pressure
0 % Alcohol Content
99 oz Current Weight

Notify


Making
Your wine is done!
Taste it and share it with
people you care about !
Later !
Done !
New Capsule

Customize


Overview
Recipe Name
About this Recipe
Difficulty
1
DAYS
Sweetiness
1
Sweetiness
1
Alcoholicity
1
Astringent
3
Bitterness
1
Acidity
You can edit this
after you done all the step
Edit Ingredients



The Platform





The Wide Range of Flavor Profile



Yeast   ×   Fruit   ×   Herbs & Spices   ×   Accessories   =

The Business Model



Accessories

All-in-one
Ingredient packet

Recurring income

Device $499
Yeast $4 /set

ALCHEMA

Fermenter & data collector

The Brewers

Future revenue stream

ALCHEMA BEER
5.4% Alc/Vol 355ml

A+ 2006

A+ 2007

The Drinkers

The Validation



ALCHEMA: Turn Fruit into Personalized Craft Cider

by ALCHEMA

899 backers

$344,231 pledged of $80,000 goal

1 second to go

You're a backer!

You pledged $329. Manage

San Francisco, CA   Gadgets   Project We Love

KICKSTARTER

899 Backers[1]

Tested in the following countries
- USA
- Canada
- Taiwan

Press coverage in 20+ countries

[1] https://www.kickstarter.com/projects/alchema/alchema-turn-fruit-into-personalized-craft-cider/updates

The Team



C.E.O.

Oscar Chang



C.O.O.

Angel Huang



C.T.O.

Young Yang



Brewing Master

Hanning Tung



Software Director

Jack Chiu

The Investors & Partners





World's first and largest hardware accelerator.



Retail sales agency that represents the most innovative and disruptive consumer product brands launching in retail.

The Press







" **Your hipster small-batch cider brewing dreams come true!** "

" **Alchema can make homebrew cider your next DIY habit!** "

" **Here's what no one may have ever told you about making hard cider: It's really easy.** "



ALCHEMA

We disrupt the beverage industry